Exhibit D

AGREEMENT

AGREEMENT, dated as of April 25, 2007 (the “Agreement”), by and among Applebee’s International, Inc., a Delaware corporation (the “Company”), and the persons and entities listed on Schedule A hereto (each a “Breeden Investor” and collectively, the “Breeden Investors”).

WHEREAS, the Breeden Investors are the beneficial owners of, in the aggregate, 4,025,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”);

WHEREAS, on December 11, 2006, the Breeden Investors delivered to the Company a “Notice of Intention to Nominate Persons for Election as Directors” (the “Nomination Letter”) and on April 12, 2007, the Breeden Investors filed a Proxy Statement (the “Breeden Investor Proxy”) on Schedule 14A with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Company and the Board of Directors of the Company (the “Board”), on the one hand, and the Breeden Investors, on the other hand, wish to enter into certain agreements relating to the future composition of the Board, the governance of the Company and the termination of the pending proxy contest for the election of directors at the Company’s 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I. REPRESENTATIONS

1.1	Authority; Binding Agreement.

(a) The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder (i) has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (ii) does not require the approval of the shareholders of the Company and (iii) does not and will not violate any law, any order of any court or other agency of government, the Certificate of Incorporation of the Company or the Bylaws of the Company (as amended and restated, the “Bylaws”) or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

(b) Each of the Breeden Investors represents and warrants, severally and not jointly, that this Agreement and the performance by such Breeden Investor of its obligations hereunder (i) has been duly authorized, executed and delivered by such Breeden Investor, and is a valid and binding obligation of such Breeden Investor, enforceable against such Breeden Investor in accordance with its terms, (ii) does not require approval by any owners or holders of any equity interest in such Breeden Investor (except as has already been obtained) and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of such Breeden Investor, as amended, or any provision of any agreement or other instrument to which such Breeden Investor or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

1.2	Defined Terms.

For purposes of this Agreement:

(a) “Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The terms “beneficial owner” and “beneficially own” have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

II. COVENANTS

2.1	Directors.

(a) Appointment of Breeden Nominees. The Company agrees that concurrently with the execution of this Agreement, the Company and the Board, at a duly convened meeting of directors, shall take all actions necessary to (i) increase the size of the Board from twelve (12) to fourteen (14) directors and (ii) appoint with immediate effect Richard C. Breeden and Laurence E. Harris (the “Breeden Nominees”) as directors to fill the two newly created vacancies, each with a term expiring at the 2007 Annual Meeting. The composition of the Board’s classes of directors shall be modified, if necessary, by the Company to accomplish the appointment of the Breeden Nominees in accordance with the terms of the preceding sentence.

(b) 2007 Annual Meeting.  The Company agrees that the Company and the Board will cause the slate of nominees standing for election, and recommended by the Board, at the 2007 Annual Meeting to include each of the current slate of directors recommended for election by the Board (the “Incumbent Slate”) and the Breeden Nominees (the Incumbent Slate and the Breeden Nominees, the “Revised Slate”) and specifically to:

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(1)   nominate each of the Breeden Nominees for election at the 2007 Annual Meeting as a director of the Company with a term expiring at the Company’s 2010 Annual Meeting of Shareholders;

(2)   recommend each of the Breeden Nominees for election as directors of the Company at the 2007 Annual Meeting, and cause the Company to use its reasonable efforts to solicit proxies in favor of the election of, each of the Breeden Nominees; and

(3)   cause all proxies received by the Company to be voted in the manner specified by such proxies.

(c) Reduction of Board Size by 2008 Annual Meeting. The Company agrees that by no later than the 2008 Annual Meeting of the Shareholders of the Company (the “2008 Annual Meeting”), the Company shall decrease the size of the Board from fourteen (14) to twelve (12) directors and at or prior to the 2008 Annual Meeting, the Company shall take all necessary action, including amending the Bylaws (if required) in accordance with Article VIII thereof, to effectuate the foregoing.

(d) Committee Representation. Concurrently with their respective appointments or elections as members of the Board, the Board shall appoint (i) Richard C. Breeden as a member of each of the Strategy Committee, the Executive Compensation Committee of the Board and the Corporate Governance/Nominating Committee of the Board and (ii) Laurence E. Harris as a member of each of the Corporate Governance/Nominating Committee of the Board and the Audit Committee of the Board. The Company hereby confirms that it is not the Company’s intention to create an executive committee of the Board, but in the event that an executive committee is created at any time that a Breeden Nominee is serving as a director, the Board shall afford at least one Breeden Nominee the opportunity to serve on such committee. The Company hereby confirms that it is the practice of the Company that all independent members of the Board are entitled to attend as an observer, all meetings of any committee of the Board and agrees that it will maintain this practice throughout the Breeden Investor Representation Period.

(e) Role of Breeden Nominees. Each of the Breeden Nominees, upon appointment or election to the Board, will serve as an integral member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company.

(f) Replacement Nominees. If at any time during the Breeden Investor Representation Period either of the Breeden Nominees is or becomes unwilling or unable to serve as a nominee or, following such person’s appointment or election, as a director of the Company, the Breeden Investors shall be entitled to appoint a replacement nominee or director, as the case may be; provided that no breach of the terms hereof on

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the part of the Breeden Investors has occurred and is continuing; provided further that, unless such proposed replacement is one of the four individuals nominated by the Breeden Investors in the Nomination Letter (each of whom shall be deemed acceptable), such replacement nominee or director, as the case may be, shall be reasonably acceptable to the Governance/Nominating Committee. Any such replacement nominee or director, as the case may be, shall be deemed to be a Breeden Nominee for the purposes of this Agreement.

(g) Proxy Solicitation Materials. The Company agrees that as promptly as practicable following the date hereof, the Company shall take all steps reasonably necessary to amend, and refile as amended with the SEC, the Proxy Statement on Schedule 14A filed by the Company with the SEC on April 9, 2007 (the “Company Proxy”) to include the Breeden Nominees as “Nominees” (as defined in the Company Proxy) thereunder. The Company and the Board agree that the Company Proxy (as amended pursuant to the terms of this Agreement) and all other solicitation materials to be delivered to stockholders in connection with the 2007 Annual Meeting shall be prepared in accordance with, and in furtherance of, this Agreement. The Company will provide the Breeden Investors with copies of any proxy materials or other solicitation materials to be delivered to stockholders in connection with the 2007 Annual Meeting at least two business days, in the case of proxy statements, and at least one business day, in the case of other solicitation materials, in advance of filing such materials with the SEC or disseminating the same in order to permit the Breeden Investors a reasonable opportunity to review and comment on such materials. The Breeden Investors will provide, as promptly as reasonably practicable, all information relating to the Breeden Nominees (and other information, if any) to the extent required under applicable law to be included in the Company Proxy (as amended in accordance with the terms of this Agreement) and any other solicitation materials to be delivered to stockholders in connection with the 2007 Annual Meeting.  The Company Proxy, as amended pursuant to the terms of this Agreement, shall contain the same type of information concerning the Breeden Nominees as provided for the incumbent director nominees.

(h) Other Matters. The Company agrees that no matters will be presented by the Board for a vote of shareholders of the Company at the 2007 Annual Meeting other than the election of directors (as specified herein), the ratification of the Company’s registered public accounting firm and the approval of Amendment No. 7 to the Applebee’s International, Inc. Employee Stock Purchase Plan.

(i) Publicity. Promptly after the execution of this Agreement, the Company will issue a press release in the form attached hereto as Schedule B.

(j) Reimbursement of Expenses. As promptly as practicable after the date hereof but in any event by April 30, 2007, the Company shall pay to the Breeden Investors the sum of $500,000, as reimbursement for their expenses incurred in connection with the preparation of the Breeden Investor Proxy and this Agreement, and other matters related thereto or hereto.

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2.2	Breeden Investor Voting Provisions.

(a) Withdrawal of Nomination Letter. Concurrently with the appointment of the Breeden Nominees as directors of the Company and their nomination for election at the 2007 Annual Meeting in accordance with Sections 2.1(a) and (b) of this Agreement, the Breeden Nominees shall irrevocably withdraw the Nomination Letter and the Breeden Investors and the Company shall terminate the pending proxy contest with respect to the election of directors at the 2007 Annual Meeting.

(b) Breeden Investor Actions. Commencing on the appointment of the Breeden Nominees as directors of the Company and their nomination for election at the 2007 Annual Meeting in accordance with Sections 2.1(a) and (b) of this Agreement and thereafter for so long as at least one Breeden Nominee is serving as a member of the Board (such period, the “Breeden Investor Representation Period”), none of the Breeden Investors, nor any of their respective Affiliates, will (i) with respect to the Company or its Common Stock, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election or removal of directors); seek to advise, encourage or influence any person with respect to the voting of any Common Stock (other than Affiliates), or (ii) except as specifically and expressly set forth in this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board, or (iii) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, otherwise communicate with the Company’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act.

(c) Breeden Investor Voting. The Breeden Investors will cause all shares of Common Stock beneficially owned by them and their respective Affiliates as to which they are entitled to vote at the 2007 Annual Meeting to be voted in favor of the election of each member of the Revised Slate. The Breeden Investors and their Affiliates shall not, directly or indirectly, sell, transfer or otherwise dispose of, or pledge, hypothecate or otherwise encumber, or transfer or convey in any manner any voting rights with respect to, any shares of Common Stock beneficially owned by any of them at the time of the execution of this Agreement until after the date which is the record date fixed by the Board for determining the Company’s shareholders entitled to vote at the 2007 Annual Meeting.

III. OTHER PROVISIONS

3.1	Remedies.

(a)          Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this

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Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b)          Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Delaware (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.3 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

3.2	Amendment.

This Agreement may be amended only by an agreement in writing executed by the parties hereto.

3.3	Notices.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Applebee’s International, Inc.

4551 W. 107th Street

Overland Park, KS 66207

Facsimile: (913) 341-1696

Attention: Corporate Secretary

with a copy to:

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Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Facsimile: (212) 474-3700

Attention: Philip A. Gelston

if to the Breeden Investors:

Breeden Partners L.P.

100 Northfield Street

Greenwich, CT 06830

Facsimile: (203) 618-0063

Attention: James M. Cotter

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

1 Liberty Plaza, Suite 4300

New York, New York 10006

Facsimile: (212) 225-3999

Attention: Victor I. Lewkow

Daniel S. Sternberg

3.4          Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

3.5          Further Assurances.   Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

3.7          Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

3.8          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

APPLEBEE’S INTERNATIONAL, INC.

By: /s/ Eric L. Hansen
Name: Eric L. Hansen
Title: Co-Chairman, Strategy Committee

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BREEDEN INVESTORS

BREEDEN CAPITAL MANAGEMENT LLC

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By: Breeden Capital Partners LLC, its general partner

By: /s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By: /s/ Richard C. Breeden
Richard C. Breeden
Director

/s/ Richard C. Breeden
RICHARD C. BREEDEN

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Schedule ABreeden Investors

Breeden Capital Management LLC Breeden Partners L.P. Breeden Partners (California) L.P. Breeden Partners Holdco Ltd. Richard C. Breeden

Schedule B

FOR IMMEDIATE RELEASE

Investor Contact:

Carol DiRaimo, (913) 967-4109

Media Contact:

Laurie Ellison, (913) 967-2718

Applebee’s International and Breeden Capital Announce SettlementRichard Breeden and Laurence Harris Join Applebee’s Board of Directors

OVERLAND PARK, Kan., April 26, 2007 – Applebee’s International, Inc. (Nasdaq:APPB) and Breeden Capital Management LLC (“Breeden Capital”) and its affiliated investment funds today announced an agreement appointing Mr. Richard Breeden and Mr. Laurence Harris to the Applebee’s board and ending the proxy contest that was to occur at the company’s 2007 Annual Meeting of Stockholders. Mr. Breeden and Mr. Harris have been elected to the Applebee’s board effective April 26, 2007, and they will also be added to the company’s revised slate of director nominees for three-year terms at the Annual Meeting. The slate of director nominees to be presented by the company for election at the 2007 Annual Meeting of Stockholders will now consist of the following six persons: Richard C. Breeden, Laurence E. Harris, Jack P. Helms, Lloyd L. Hill, Burton (“Skip”) M. Sack, and Michael A. Volkema. Mr. Hill continues to serve as chairman of the board of directors of the newly expanded 14-member board.Effective today, Mr. Breeden is a member of the Strategy Committee, joining the Committee’s ongoing review of potential strategic alternatives. Mr. Breeden has also become a member of the Corporate Governance/Nominating Committee and the Executive Compensation Committee. Mr. Harris has become a member of the Corporate Governance/Nominating Committee and the Audit Committee. The agreement also calls for Breeden Capital and its affiliated investment funds to observe customary restrictions on conducting proxy contests so long as a Breeden nominee remains on the company’s board.Mr. Helms, the chairman of Applebee’s Corporate Governance/Nominating Committee commented, “Applebee’s board is pleased to have reached this agreement and welcomes Mr. Breeden and Mr. Harris as new members. Mr. Breeden has broad experience as a former Chairman of the U.S. Securities and Exchange Commission and has completed notable work on behalf of shareholders’ interests at several large companies. Mr. Harris has his own strong track record in business, and brings significant experience in mergers and acquisitions and other areas of corporate finance.”

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   April 26, 2007Page 2

“Applebee’s management and board of directors concur with Mr. Breeden that recent company performance must improve,” said Helms. “Mr. Breeden has raised a number of fair and appropriate questions which our management and board will continue to consider and address. Additionally, as we continue our evaluation of a broad range of strategic alternatives to strengthen the business and reward shareholders, we look forward to working constructively with Mr. Breeden and Mr. Harris to build an exciting future for all Applebee’s stakeholders.”“During the course of discussions over the past few months, we realized that all parties share a strong desire to strengthen and improve the company. We are confident that Mr. Breeden and Mr. Harris will be joining us as supportive and productive members of our board of directors and, in that fashion, the board concluded that this settlement is in the best interests of our shareholders.”Mr. Breeden said, “Larry Harris and I are excited to join the Applebee’s board at a pivotal point in the company’s history. Breeden Partners invested in Applebee’s because we believe that it is a fundamentally strong company with an exceptional network of franchisees, loyal and hardworking associates, a capable management team and a strong, high-integrity board. We believe that working together, we can make a strong contribution to helping renew Applebee’s traditional strengths while also adding significant value for shareholders. Our conversations to date with management and representatives of the board have only deepened our convictions about the underlying quality and character of the Applebee’s organization. “With all parties willing to work together positively to look at the issues and to design new solutions for the future, there is no reason that Applebee’s cannot make strong progress in a number of areas,” Mr. Breeden said. “I am convinced that as a group we can provide the leadership to help make Applebee’s better, stronger and more valuable for the benefit of all.” As previously announced, the Applebee’s 2007 Annual Meeting of Stockholders will be held on May 25, 2007, in Overland Park, Kansas. The company plans to return to a 12-member board, including Messrs. Breeden and Harris, by the company’s 2008 Annual Meeting.

Important Note Regarding Proxy Materials

Applebee’s stockholders may have received definitive proxy materials and proxy cards from both Applebee’s and Breeden Capital. Stockholders are requested by both Applebee’s and Breeden Capital NOT to vote on the proxy cards previously supplied and instead to vote on the GREEN proxy card to be included with the supplemental proxy materials that will be subsequently mailed to all Applebee’s stockholders and filed with the Securities and Exchange Commission. Questions about the voting of proxies should be addressed to Applebee’s proxy solicitation firm, Innisfree M&A Incorporated, toll-free at 1 (877) 825-8631.

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April 26, 2007

About Applebee’s International, Inc.

Applebee’s International, Inc., headquartered in Overland Park, Kan., develops, franchises and operates restaurants under the Applebee’s Neighborhood Grill & Bar brand, the largest casual dining concept in the world. As of April 1, 2007, there were 1,930 Applebee’s restaurants operating system-wide in 49 states, 16 international countries, and one U.S. territory. Additional information on Applebee’s International can be found at the company’s website (www.applebees.com).

About Breeden Capital Management LLC

Breeden Capital Management LLC is based in Greenwich, Connecticut. Both Breeden Partners and Breeden Capital Management were founded by Richard C. Breeden, former Chairman of the U.S. Securities and Exchange Commission. The firm has a total of approximately 20 professionals, and, together with its affiliates, it has more than $1 billion in assets under management. Breeden Partners invests in the securities of publicly traded companies based in the United States and Canada. Through fostering improvements in both operating and governance practices, the fund seeks to help portfolio companies achieve higher earnings and command a higher multiple on such earnings in the marketplace. Breeden Partners and its affiliates own 4,025,000 shares of Applebee’s.

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